December 7, 2011 VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jeffrey P. Riedler

Re:	Verastem, Inc.
Registration Statement on Form S-1
File Number 333-177677

Ladies and Gentlemen:

On behalf of Verastem, Inc. (the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”).

Amendment No. 1 is being filed in response to comments contained in the letter dated November 30, 2011 from Jeffrey P. Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Christoph Westphal, M.D., Ph.D., the Company’s Chief Executive Officer.  The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.  The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter.  Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1.

On behalf of the Company, we advise you as follows:

General

1.                                       Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.  If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response:                                        The Company acknowledges the Staff’s comment.  To the extent applicable, the Company has revised the disclosure in other portions of Amendment No. 1 in response to the Staff’s comments.

2.                                       We note that there are a number of additional exhibits that still need to be filed.  Please provide these exhibits as promptly as possible.  Please note that we may have comments on these materials once they are provided.

Response:                                        The Company will file all exhibits as promptly as practicable and acknowledges that the Staff may have further comments upon examination of these exhibits.

3.                                       We note that you have submitted a confidential treatment request.  Please note that you will be receiving comments to the confidential treatment request under separate cover and that all confidential treatment issues must be resolved before we will consider a request for acceleration of the registration statement.

Response:                                        The Company acknowledges the Staff’s comment.

4.                                       Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments.  As you are likely aware, you must file this amendment prior to circulating the prospectus.  Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide.  We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

Response:                                        The Company acknowledges that the Staff may have additional comments when the Company files a pre-effective amendment containing pricing-related information.  The Company is aware that it must file this amendment prior to circulating the prospectus.  The Company further acknowledges the Staff’s interpretation regarding the parameters of a bona fide price range.  When the Company files a pre-effective amendment containing a price range, the range will satisfy these parameters.

Cover Page

5.                                       Please advise us as to the status of your listing application with The NASDAQ Global Market.  If you have filed the listing application or taken steps beyond your expectation to apply, please update your disclosure accordingly.

Response:                                        The Company has applied to list its common stock on The NASDAQ Global Market and has revised the disclosure accordingly on the cover page of the prospectus and elsewhere in Amendment No. 1.

Prospectus Summary, page 1

6.                                       On page 6 you have stated that you have not independently verified the data obtained from industry publications and third party research, surveys and studies.  It is not appropriate to disclaim information included in your filing.  Please delete this paragraph.

Response:                                        In response to the Staff’s comment, the Company has deleted this paragraph from Amendment No. 1.

The Offering, page 7

7.                                       You state that “The number of shares of our common stock to be outstanding after this offering is based on 10,476,652 actual shares of our common stock outstanding as of September 30, 2011…”  Please revise this disclosure to be consistent with the 4,986,333 actual shares outstanding as stated in your Capitalization table at page 41 and pages F-3 and F-5 of your financial statements or further advise us on this matter.

Response:                                        The Company has 10,476,652 shares of common stock outstanding, including 5,490,319 and 5,021,572 shares of unvested common stock as of September 30, 2011 and November 30, 2011, respectively, that remain subject to repurchase by the Company.  Pursuant to the guidance in Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation (“ASC Topic 718”), the Company reflects the shares that remain subject to vesting as outstanding in its financial statements and related disclosures only as they vest. ASC Topic 718 provides that shares issued before the employer call lapses are not considered outstanding for accounting purposes because the holder is not entitled to the rewards of stock ownership.  In response to the Staff’s comment, the Company has revised its disclosure throughout Amendment No. 1 to indicate that 5,490,319 and 5,021,572 of the 10,476,652 shares outstanding as of September 30, 2011 and November 30, 2011, respectively, are not yet vested and remain subject to repurchase by the Company.

Rick Factors, page 10

8.                                       We note your reference throughout the registration statement to the costs you will incur as a result of becoming a public company including increased legal, compliance, accounting and investor and public relations expenses.  Please revise your disclosure to provide a separate risk factor highlighting these costs and any other risks that the company may face in its efforts to comply with the requirements of operating as a public company.

Response:                                        In response to the Staff’s comment, the Company has revised its disclosure to provide a separate risk factor on page 38 of Amendment No. 1.

“Our approach to the discovery and development of product candidates that target CSC’s is unproven, and we do not know whether we will be able to develop any products of commercial value.”  page 12

9.                                       We note your statement that there is an “ongoing debate regarding the existence of CSCs” and that the discovery by your scientific co-founders of the link between the epithelial-to-mesenchymal transition and the emergence of cancer stem cells is “not universally accepted.”  Please revise your risk factor disclosure to provide a summary of any opposing views or contrasting opinions with regard to CSCs and their importance in developing treatments for cancer.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 14 of Amendment No. 1.

“Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.”  page 21

10.                                 Please revise your statement that you currently have $3.0 million in product liability insurance to clarify whether this limitation applies on a per incident basis or in the aggregate.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 23 of Amendment No. 1.

“Our future success depends on our ability to retain our chief executive officer and other key executives and to attract, retain and motivate qualified personnel.”  page 33

11.                                 To the extent you have experienced problems attracting and retaining qualified personnel in the recent past, please revise to describe these problems.

Response:                                        The Company advises the Staff that it has not experienced material difficulty in attracting and retaining qualified personnel.

Dilution, page 43

12.                                 Please provide us with your calculations for determining historical net tangible book value per share and the increase attributable to the conversion of outstanding preferred stock as of September 30, 2011.

Response:                                        The Company’s calculations for determining historical net tangible book value per share and the increase attributable to the conversion of outstanding preferred stock as of September 30, 2011 are based on 10,476,652 shares of common stock outstanding, including 5,490,319 unvested shares of common stock subject to repurchase by the Company that are not reflected as outstanding for accounting purposes in the Company’s financial statements and related disclosures pursuant to the guidance in ASC Topic 718. In response to the Staff’s comment, the Company has revised the disclosure on page 45 of Amendment No. 1 to clarify this fact.

The Company’s calculations are as follows:

Net tangible book value per share:

Net tangible book value	$(7,639,000)
Shares of common stock	10,476,652

(A)	$(0.73	) per share

Increase attributable to the conversion of preferred stock:

Pro forma net tangible book value		$60,642,000

Conversion of series A, B and C preferred stock		41,092,825
Shares of common stock		10,476,652
		51,569,477

Pro forma net tangible book value per share	(B)	$1.18	per share

Increase attributable to the conversion of preferred stock (B-A)		$1.91

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

Research and Development Expenses, page 48

13.                                 We note your statement in the second to last paragraph on page 48 that you expect to initiate IND-enabling toxicology studies for VS-507 in “late 2011.”  As it is already November 2011, please update your disclosure to indicate whether such studies have been initiated or revise this statement to provide a more meaningful timeline.  To the extent necessary, please also update the expected timeline for your submission of the IND for VS-507.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 51 of Amendment No. 1.

Critical Accounting Policies and significant Judgments and Estimates

Stock Based Compensation, page 50

14.                                 Please disclose the reasons for the increase in value per common share from $.0001 for the 10 million restricted common shares issued in August 2010 to $.08 for the 583,333 common share issued to acquire intellectual property and the restricted shares issued to new employees that occurred between October 2010 and April 2011 given that the assumptions used to determine their fair value disclosed on page F-18 are similar.  Please also disclose why the value of the common shares issued to employees decreased from $.08 in June 2010 to $.055 in September 2011 given that the assumptions used to determine their fair value are also similar.  Please also provide us with the computations used to determine the value of $.0001, $.08 and $.055 for your common shares.  Please be sure to provide us with all of the assumptions used to estimate the fair value of these issuances, including the valuation model used, expected price volatility, estimated term, risk free interest rate, dividends and any other factors considered in determining the fair value of your common stock issuances in 2010 and 2011.

Response:                                        In response to the Staff’s comments regarding the changes in the value per share of common stock, the Company has revised the disclosure on pages 55 through 57 of Amendment No. 1 to provide a list of factors that contributed to the change in value from the prior valuation period.

The Company respectfully advises the Staff that, as disclosed in the Registration Statement, the per share value of the Company’s common stock increased for each valuation period as compared to the prior valuation period as follows:

•                  $0.0001 in August 2010;

•                  $0.08 for the period from November 30, 2010 to June 30, 2011;

•                  $0.55 (not $0.055) for the period from July 31, 2011 to September 20, 2011; and

•                  $1.52 at September 30, 2011.

The Company’s contemporaneous valuation of November 30, 2010  determined the fair value of the Company’s common stock to be $0.08 per share. This was an increase from the previous fair value of the Company’s common stock of $0.0001 per share, as determined by its board of directors in August 2010. The increase in value from August 2010 was primarily due to the following factors:

•                  the Company entered into consulting agreements with its scientific advisory board;

•                  the Company signed an exclusive license agreement with the Whitehead Institute for Biomedical Research (the “Whitehead Institute”), which includes the right to VS-507 for use in treating cancer, the Company’s first license for intellectual property;

•                  the Company signed an agreement to sell 16.0 million shares of its series A preferred stock at $1.00 per share for an aggregate purchase price of $16.0 million and then sold 4.0 million of such shares for an aggregate purchase price of $4.0 million; and

•                  the Company hired its first three employees and commenced operations.

The Company’s contemporaneous valuation of July 31, 2011 determined the fair value of its common stock to be $0.55 per share. This was an increase from the previous fair value of its common stock of $0.08 per share. The increase in value from November 30, 2010 was primarily due to the following factors:

•                  the Company sold the remaining 12.0 million shares of its series A preferred stock for an aggregate purchase price of $12.0 million;

•                  the Company entered into a facility lease agreement, moved into its new facility and began operating its own laboratory;

•                  the Company sold 16.0 million shares of its series B preferred stock at $2.00 per share for an aggregate purchase price of $32.1 million; and

•                  the Company hired three members of its executive management team, its Chief Operating Officer, Vice President and Head of Research and Vice President Preclinical Development and CMC.

The Company’s contemporaneous valuation of September 30, 2011 determined the fair value of its common stock to be $1.52 per share. This was an increase from the previous fair value of $0.55 per share. The increase in value from July 31, 2011 was primarily due to the following factors:

•                  the Company hired its Chief Executive Officer and Vice President of Development and, as a result, its executive management team was complete and in place;

•                  the Company made significant progress negotiating the in-licensing of additional product candidates; and

•                  the Company selected investment bankers and initiated the process of preparing to file a registration statement for an initial public offering, significantly accelerating the timeframe for a potential initial public offering since July 31, 2011 and increasing the probability of an initial public offering from 25% to 50%.

In response to the Staff’s comment requesting the computations used to determine the value of $0.0001 for the Company’s common stock, the Company advises the Staff that, in August 2010, the Company determined that the fair value of its common stock was de minimis and equal to the par value per share. The Company had been incorporated on August 4, 2010 but had no assets. The Company had not yet agreed to a term sheet for the exclusive license from the Whitehead Institute and had not yet agreed to sell shares of its series A preferred stock to investors.

In November 2010, the Company determined the fair value of its common stock of $0.08 per share using the methods in the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). The Company calculated the fair value of its total equity, or its Enterprise Value, using the Adjusted Net Asset Approach outlined in the Practice Aid. As of the date of its contemporaneous valuation, the Company did not use the Income Approach outlined in the Practice Aid because it did not have any projections of revenue or earnings due to the early stage of its research and development and the Company did not use the Market Approach outlined in the Practice Aid because comparative information was not available. As such, the Company determined that neither approach would provide a reliable fair value determination. The Adjusted Net Asset Approach consists of calculating the fair value of total assets and then deducting the fair value of total liabilities to determine the fair value of total equity distributable to holders of preferred stock and common stock. The Company then allocated the value between the holders of preferred stock and common stock based upon the Current Value Method outlined in the Practice Aid, which consisted of deducting the liquidation preference of the Company’s series A preferred stock to calculate the amount available to holders of common stock and common stock equivalents. The Practice Aid indicates that the Current Value Method is appropriate when an entity is at an early stage of its development and (a) no material progress has been made on the enterprise’s business plan, (b) no significant common equity value has been created in the business above the liquidation preference on the preferred shares, and (c) there is no reasonable basis for estimating the amount and timing of any such common equity value above the liquidation preference that might be created in the future.  As of the date of its contemporaneous valuation, the Company determined that it satisfied this criteria.

The calculation of value per common share as of November 30, 2010 was:

Enterprise Value	$18,347
Less: series A preferred stock liquidation preference	$(16,000)
Value available for common stock and common stock equivalents	$2,347
Plus: option proceeds from in-the-money stock options	$0
Value available for common stock and common stock equivalents	$2,347
Divided by: total number of common stock and common stock equivalents	26,583
Value per common share (marketable basis)	$0.09
Discount for lack of marketability	15%
Value per common share (non-marketable basis)	$0.08

In July 2011, the Company determined the fair value of its common stock of $0.55 per share using the Market Approach outlined in the Practice Aid.  The Company selected the Market Approach, specifically the Recent Transactions Method, because it had recently completed the sale of its series B preferred stock to investors in an arm’s length transaction. Four of such investors were not previously affiliated with the Company and purchased 4.3 million of the shares of series B preferred stock. The Company used the Reverse Backsolve Method outlined in the Practice Aid and applied this method using the Option Pricing Method outlined in the Practice Aid to allocate the equity value of the Company.

The calculation of value per common share as of July 31, 2011 was:

					Tranche Allocated to the Following Share Classes
		(A)	-	(B) =	(C)
		Prior Call		Call Option	Tranche	Series A	Series B	Common	Common
Description		Option		Value	Value	Preferred	Preferred	Stock	Options
Equity Value - Call Option 1	Tranche 1		$62,300	$27,534	$34,766	$11,577	$23,189	$0	$0
Call Option 1 - Call Option 2	Tranche 2		$27,534	$26,116	$1,418	$531	$532	$354	$0
Call Option 2 - Call Option 3	Tranche 3		$26,116	$17,173	$8,944	$3,275	$3,280	$2,185	$204
Call Option 3 - Call Option 4	Tranche 4		$17,173	$13,159	$4,014	$0	$2,323	$1,547	$144
Call Option 4 - Call Option 5	Tranche 5		$13,159	$12,698	$461	$0	$0	$421	$39
Call Option 5 - Call Option 6	Tranche 6		$12,698	$7,399	$5,299	$3,064	$0	$2,044	$191
Allocation of the Remainder	Tranche 7		$7,399	$0	$7,399	$2,710	$2,714	$1,807	$169
				Totals	$62,300	$21,157	$32,038	$8,359	$746
	Total Shares per Class					16,000	16,025	10,673	995
	Value Per Share, Marketable Basis					$1.32	$2.00	$0.78	$0.75
	Discount For Lack of Marketability							30%
	Fair Value Per Share, Non-Marketable Basis							$0.55

The Company relied on the following key assumptions in the valuation under the Option Pricing Method.

•                  The total equity value of the Company was $62.3 million, which the Company determined using an iterative process (factoring in the liquidation preference, liquidation order, conversion order and overall distribution of the proceeds in the event of a liquidation) that resulted in the value of the latest round of financing.

•                  The estimated time to a liquidity event was 2.0 years, which the Company determined by assuming a weighted average timeline of an initial public offering in 1.0 year (weighted at 25%) and of a sale in 2.33 years (weighted 75%).  The 2.33 years was based on the weighted average of multiple merger and acquisition scenario timelines.

•                  Volatility was 65% based on the monthly historical realized volatilities of eight representative public companies over a period of 2.0 years (the estimated time to a liquidity event).  The representative public companies were: Exelixis, Inc., Geron Corporation, Infinity Pharmaceuticals, Inc., Keryx Biopharmaceuticals, Inc., Oncothyreon Inc., Osiris Therapeutics, Inc., Rexahn Pharmaceuticals, Inc. and Synta Pharmaceuticals Corp.

•                  The risk-free rate was 0.36% based on the two-year U.S. Treasury yield.

•                  No dividends were considered because the Company had not declared a dividend and had not authorized a cumulative dividend.

•                  The discount for lack of marketability of the common stock was 30% based upon the Protective Put Method outlined in the Practice Aid.

In September 2011, the Company determined the fair value of its common stock of $1.52 per share using the Market Approach outlined in the Practice Aid.  The Company selected the Market Approach because it was negotiating the sale of its series C preferred stock to investors in an arm’s length transaction as of the valuation date.  As of September 30, 2011, the Company had decided to undertake an initial public offering and had selected investment bankers. As such, the Company estimated the probability of an initial public offering at 50% and a sale at 50% for purposes of the Market Approach.

The calculation of value per common share as of September 30, 2011, based an initial public offering scenario weighted at 50% and a sale scenario weighted at 50%, was:

Scenario	Fair Value Per Share	Scenario Weight	Weighted Fair Value Per Share
Initial public offering	$2.25	50%	$1.13
Sale	$0.78	50%	$0.39
Weighted-Average Fair Value Per Share			$1.52

The Company relied on the following key assumptions in the initial public offering scenario.

•                  The sale of the Company’s series C preferred stock being negotiated would be sold at $2.25 per share.

•                  The projected enterprise value of the Company was $125.0 million.

•                  The timeline to an initial public offering was six months.

•                  The risk-adjusted discount rate was 30%.

•                  The holders of preferred stock would elect to convert their shares of preferred stock into shares of common stock as part of the initial public offering, thereby foregoing the preferential rights of the preferred stock, including but not limited to the liquidation preference.

•                  No discount for lack of marketability.

The Company used the Reverse Backsolve Method outlined in the Practice Aid in determining the valuation in a sale scenario and applied this method using the Option Pricing Method outlined in the Practice Aid to allocate the equity value of the Company.

The calculation of value per common share in the sale scenario was:

					Tranche Allocated to the Following Share Classes
		(A)	-	(B) =	(C)
		Prior Call		Call Option	Tranche	Series A	Series B	Series C	Common	Common	Common
Description		Option		Value	Value	Preferred	Preferred	Preferred	Stock	Options - @$0.08	Options - @$0.55
Equity Value - Call Option 1	Tranche 1		$77,500	$36,214	$41,286	$11,370	$22,775	$7,142	$0	$0	$0
Call Option 1 - Call Option 2	Tranche 2		$36,214	$34,663	$1,551	$528	$529	$148	$346	$0	$0
Call Option 2 - Call Option 3	Tranche 3		$34,663	$26,986	$7,677	$2,536	$2,540	$708	$1,660	$233	$0
Call Option 3 - Call Option 4	Tranche 4		$26,986	$24,407	$2,579	$844	$846	$236	$553	$78	$22
Call Option 4 - Call Option 5	Tranche 5		$24,407	$19,239	$5,168	$0	$2,520	$702	$1,648	$231	$67
Call Option 5 - Call Option 6	Tranche 6		$19,239	$18,685	$553	$0	$0	$147	$344	$48	$14
Call Option 6 - Call Option 7	Tranche 7		$18,685	$18,553	$133	$0	$0	$0	$112	$16	$5
Call Option 7 - Call Option 8	Tranche 8		$18,553	$12,198	$6,355	$3,584	$0	$0	$2,347	$329	$95
Call Option 8 - Call Option 9	Tranche 9		$12,198	$10,518	$1,680	$605	$606	$0	$396	$56	$16
Allocation of the Remainder	Tranche 10		$10,518	$0	$10,518	$3,444	$3,450	$962	$2,255	$317	$91
		Totals			$77,500	$22,912	$33,266	$10,043	$9,662	$1,308	$309
		Total Shares per Class				16,000	16,025	4,467	10,477	1,471	423
	Value Per Share, Marketable Basis					$1.43	$2.08	$2.25	$0.92	$0.89	$0.73
					Discount for Lack of Marketability				15.0%
					Common Stock Value, Non-Marketable Basis				$0.78

The Company relied on the following key assumptions in applying the Option Pricing Method.

•                  The total equity value of the Company was $77.5 million, which the Company determined using an iterative process (factoring in the liquidation preference, liquidation order, conversion order and overall distribution of the proceeds in the event of a liquidation) that resulted in the value of the sale of series C preferred stock at $2.25 per share that was being negotiated as of September 30, 2011.

•                  The timeline to a sale was 2.25 years.

•                  Volatility was 65% based on the monthly historical realized volatilities of eight representative public companies over a period of 2.25 years (the estimated time to a sale).  The representative public companies were: Exelixis, Inc., Geron Corporation, Infinity Pharmaceuticals, Inc., Keryx Biopharmaceuticals, Inc., Oncothyreon Inc., Osiris Therapeutics, Inc., Rexahn Pharmaceuticals, Inc. and Synta Pharmaceuticals Corp.

•                  The risk-free rate was 0.29% based on the two-year U.S. Treasury yield.

•                  No dividends were considered because the Company had not declared a dividend and had not authorized a cumulative dividend.

•                  The discount for lack of marketability of the common stock was 15% based upon the Protective Put Method outlined in the Practice Aid.

15.                                 We will evaluate the valuations of your common stock and option issuances when an IPO price has been determined.

Response:                                        The Company acknowledges the Staff’s comment.

Liquidity and Capital Resources, page 57

16.                                 All of your product candidates are in preclinical development.  Given the potential increase in your valuation once one or some of your products reach clinical development, please disclose the estimated amounts of increased capital outlays and operating expenses that you will incur to reach clinical development for one or more of your products.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 51 and 61 of Amendment No. 1.

Executive Compensation, page 98

17.                                 We note that you have discussed the terms of your employment agreements with Mr. Forrester and Dr. Pachter throughout this section of the filing; however, the exhibit index implies that the agreements will not be entered into until 2012.  Please reconcile.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 110 and 118 of Amendment No. 1 and in the Exhibit Index to reconcile this disclosure.

18.                                 We note your cross-reference to headings entitled “-Employment agreements” on page 101 and “-Potential payments upon termination or change in control” on page 105.  Neither of these headings appears in the filing.  Please revise to provide an accurate cross-reference to the intended sections or include a placeholder in the event the sections will be included in a later amendment to the filing.  Please note that information regarding potential payments upon termination or change in control transactions should be included pursuant to Item 402(j) of Regulation S-K.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 118 through 120 of Amendment No. 1 to include these sections.

Report of Independent Registered Public Accounting Firm, page F-2

19.                                 Please have your independent auditor issue a signed auditor’s report to include in your Form S-1.

Response:                                        In response to the Staff’s comment, the Company has revised page F-2 of Amendment No. 1 to include the conformed signature of the Company’s independent registered public accounting firm as evidence of the prior receipt of a manually signed auditor’s report.

Financial Statements, page F-3

20.                                 We note that the pro forma financial statements at and as of September 30, 2011 does not include the issuance and conversion of the Series C convertible preferred stock.  This is not the case in your presentation of pro forma financial information in all other areas of the Form S-1, which includes the issuance and conversion of the Series C convertible preferred stock.  We believe it would be more coherent to the reader if the pro forma financial information had the same meaning throughout the Form S-1.  Please revise the pro forma financial information to include the conversion of the Series C convertible preferred stock throughout the form S-1.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure of pro forma financial information on pages F-3 and F-5 of Amendment No. 1 to include the issuance and conversion of the Series C convertible preferred stock as of September 30, 2011.

Note 6 — Common Stock, page F-15

21.                                 The expected volatility used to determine the value of your stock options is based on a representative group of companies with similar characteristics to you, including early stage of development and therapeutic focus over a two year period.  Please disclose the representative group of companies with similar characteristics and the stage of their products in development.  Please also tell us why the assumed volatility was computed over a two year period instead of the expected six year term of the options.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page F-18 of Amendment No. 1 to disclose the representative group of companies. The Company advises the Staff that it used the historical volatility of the representative group of companies over the expected six year term of the options, as disclosed on page F-18 of Amendment No. 1, in the calculation of the fair value of its stock option awards on the grant date.  Volatility over a two-year period was used as an input in the Market Approach in the Company’s contemporaneous common stock valuation on July 31, 2011 under the Option Pricing Method. The two-year term used in the contemporaneous common stock valuation corresponds to the estimated time to a liquidity event.

Note 10.  License Agreements, page F-21

22.                                 Please revise your disclosures for the three license agreements to provide further transparency of your license agreements, including but not limited to the other party in the agreements and quantitative values for the respective components of each agreement as outlined in the contracts.  For example, with regards to the “exclusive license agreement,” please disclose:

•                  the other party to the agreement;

•                  the aggregate value of the “upfront license fee, reimbursed patent related fees and costs incurred by the licensor and an affiliate of the licensor, value for the annual license maintenance fees”; and

•                  the value of the 583,333 shares of common stock issued and who the shares were issued to.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure in Note 10 on pages F-21 and F-22 of Amendment No. 1 to include disclosure of the following:

•                  the other party to the exclusive license agreement is the Whitehead Institute;

•                  the Company paid the Whitehead Institute an upfront license fee and reimbursed patent related fees and costs incurred by the Whitehead Institute and an affiliate of the Whitehead Institute totaling approximately $104,000 in the aggregate; and

•                  the 583,333 shares of common stock were issued to the Whitehead Institute and entities and individuals affiliated with the Whitehead Institute, and the value of such shares was $46,000.

The Company has not disclosed the annual license maintenance fees payable to the Whitehead Institute pursuant to the exclusive license agreement because the Company has determined that the amount of such fees are not currently, and are not expected in the future to be, material to the Company’s financial statements.

The Company also has determined that the other license agreements referenced in Note 10 on pages F-21 and F-22 of Amendment No. 1 are not individually material to its financial statements.  In making this determination regarding materiality, the Company considered expenses incurred to date and potential future payments under the license agreements.  As disclosed in Note 10 on page F-22 of Amendment No. 1, total research and development expense associated with upfront license fees under all license agreements, including the exclusive license agreement with the Whitehead Institute described above, was $135,000, $25,000 and $160,000 in the period from August 4, 2010 (inception) to December 31, 2010, the nine months ended September 30, 2011 and the period from August 4, 2010 (inception) to September 30, 2011, respectively.  Beginning in 2012, the annual maintenance fees under all license agreements, including the exclusive license agreement with the Whitehead Institute described above, will be between $95,000 and $170,000 per year. Based on this determination that the other license agreements are not material to its financial statements, the Company has not described the details of such license agreements in Note 10 on pages F-21 and F-22 of Amendment No. 1.

The Company also has added disclosure about a fourth license agreement, which it entered into in November 2011 with Poniard Pharmaceuticals, Inc. (“Poniard”). The Company has included disclosure in Note 12 on page F-23 of Amendment No. 1 to include disclosure of the other party to the license agreement, the fees the Company agreed to pay upon the achievement of specified milestones and the details of a warrant the Company agreed to issue upon achievement of a specified milestone. The Company has not disclosed the upfront license fee paid to Poniard pursuant to the license agreement because the Company has determined that the amount of such fee is not material to the Company’s financial statements.

Item 15.  Recent Sales of Unregistered Securities, pages II-2

23.                                 We note that on November 21, 2011 you filed an amendment to the Form D originally filed November 10, 2011 that modified the reported offering by including two additional investors and an additional $299,997 in total amount of securities sold.  Please revise the disclosure under Item 15 of your registration statement to provide the information required under Item 701 of Regulation S-K with regard to this transaction or identify where in your registration statement this disclosure has been provided.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure under Item 15 of Part II of Amendment No. 1.

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If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (212) 937-7206 or facsimile at (212) 230-8888.  Thank you for your assistance.

Very truly yours,

/s/ Brian A. Johnson
Brian A. Johnson